Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Result of Operations

SUMMARY

In the nine first months of 2003, the Eksportfinans Group achieved an operating profit before tax of NOK 281 million. This is NOK 47 million more than in the corresponding period in 2002. The group’s total assets have increased by NOK 10.6 billion since the end of last year, and amounted to NOK 101.7 billion as per 30 September 2003.

New lending during the period amounted to NOK 10.1 billion, of which NOK 2.1 billion went to export-related lending and NOK 8.0 billion to loans to the Norwegian local government sector. Overall new loan disbursements during the three first quarters of 2003 were NOK 3.5 billion higher than in the same period in 2002.

Through the first nine months of 2003, Eksportfinans issued 123 different bond transactions for a total of NOK 25.2 billion.

LENDING

Export credits and loans for internationalisation purposes amounted to NOK 2.1 billion in the first nine months of 2003, compared with NOK 2.5 billion during the same period in 2002. This is on the same level as payments in preceding years. Of the disbursements of NOK 2.1 billion, the financing of exports of capital goods and services amounted to NOK 600 million, while NOK 1.5 billion was related to the financing of ships and drilling rigs.

The first six months of 2003 were relatively quiet with regards to new contracts for export financing. This reflected the lower level of activity that was typical for the Norwegian export industry in this period. Activities rose significantly in the third quarter, at the same time as interest rates on publicly backed export credits was advantageous compared with market interest rates. This resulted in a large number of loan applications. The number of new cases increased by 30 percent compared to the third quarter of last year, while the overall amount applied for increased by 64 percent.

So far in 2003, Kommunekreditt has had a growth in lending of NOK 5.3 billion. New disbursements in the first nine months of the year were NOK 8.0 billion, against NOK 4.1 billion during the same period in 2002. New loans were distributed with NOK 6.2 billion in direct loans to municipalities and NOK 1.8 billion to municipal companies or companies with guarantee backing from the municipality or county municipality. The most important loan purposes in the local government sector have been nursing homes, schools and roads, as well as environmental investments in the form of water supplies and sewage, treatment and refuse plants.

In the summer of 2003, Eksportfinans entered into an agreement with the Norwegian Agency for Development Cooperation (NORAD), a directorate under the Norwegian Ministry of Foreign Affairs, to manage the deposited funds from the Norwegian Government associated with untied aid credits. In this way, NORAD obtains a good return and flexible management of the deposits, linked to the need for disbursements in connection with the individual loans. Eksportfinans considers this measure a natural and important element in its co-operation with Norwegian authorities with respect to publicly supported financing.

FUNDING

Increased volatility in international capital markets led to a reduced demand for public bond loans in the third quarter of 2003. In accordance with its funding strategy, Eksportfinans used much of the period to continue the work to establish long-term relations with institutional investors in the most important capital markets.

In the year’s first three quarters the overall new funding volume amounted to a total of NOK 25.2 billion. The demand from Asian investors for structured transactions increased during the period. In addition, Eksportfinans carried out its first funding transaction since 2000 in the Japanese retail market. The so-called Uridashi loan amounted to 700 million Canadian dollars, corresponding to NOK 3.8 billion. Eksportfinans expects to issue more Uridashi transactions in Japan in the fourth quarter.

RESULTS

The Eksportfinans Group had net interest income of NOK 335 million in the first nine months of 2003. This is NOK 25 million more than in the corresponding period in 2002. The increase in profit is mainly due to increased activity and thus higher average volume in 2003 compared with last year. Net return on average assets during the period were approximately on a par for all of 2003, and at almost the same level as in the corresponding period in 2002.

The group had an increase in commission revenues of NOK 10 million. Net value changes and profit/(loss) on securities and foreign exchange gave a gain of NOK 32 million in the year’s first nine months, with NOK 26 million coming from capital gains on securities and NOK 6 million from foreign exchange gains. Net value changes and profit/(loss) on securities and foreign exchange at the end of the third quarter were NOK 22 million higher than in the same period last year.

Salaries and general administration costs amounted to NOK 80 million at the end of the third quarter in 2003, which is NOK 9 million higher than in the same period in 2002. The main reason for the increase in costs is the implementation of a new computer system for financial transactions.

Operating profit after tax was NOK 202 million for the three quarters, which is an increase of NOK 34 million compared with the same period in 2002.

THE BALANCE SHEET

The group’s balance sheet was NOK 101.7 billion at the end of September 2003. This is an increase of NOK 11.2 billion compared to the end of September 2002, and an increase of NOK 10.6 billion since the beginning of the year. Lending has increased by NOK 8.5 billion since September 2002, an increase of NOK 2.7 billion since the end of 2002. The liquidity portfolio increased by NOK 2.6 billion since the end of the third quarter in 2002.

The group’s capital adequacy ratio was 19.7 percent at the end of the month of September 2003. In September 2002, the capital adequacy ratio was 22.9 percent, and at the end of 2002 it was 21.6 percent.

Eksportfinans ASA

STATEMENTS OF INCOME (condensed)

	Group

	For the three months		For the nine months		For the
	ended Sept. 30,		ended Sept. 30,		year ended
					Dec. 31,
	(unaudited)		(unaudited)		(audited)
(in NOK millions)	2003	2002	2003	2002	2002

Interest and related income	583	622	1,650	1,890	2,463
Interest and related expenses	481	517	1,315	1,580	2,056

Net interest income	102	105	335	310	407
Commissions and income related to banking services	7	1	13	3	5
Commissions and expenses related to banking services	1	3	4	5	6
Net gains/(losses) on securities and foreign currencies	13	(3)	32	10	5
Other operating income	2	4	5	7	8
Salaries and other administrative expenses	25	22	80	71	100
Depreciation	3	4	10	11	16
Other operating expenses	4	3	10	9	12
Realized loan losses	0	0	0	0	0

Net income before taxes	91	75	281	234	291
Income taxes	25	21	79	66	83

Net income	66	54	202	168	208

The accompanying notes are an integral part of these unaudited interim financial statements.

Eksportfinans ASA

BALANCE SHEETS (condensed)

	Group

	As of	As of
	Sept. 30,	December 31,
	(unaudited)	(audited)
(in NOK millions)	2003	2002

Loans and receivables due from credit institutions	4,153	3,535
Loans and receivables due from customers	52,924	50,114
Securities	43,319	36,649
Investments in joint controlled activity	1	1
Intangible assets	25	30
Fixed assets	126	129
Other assets	673	178
Prepayments and accrued revenues	456	437

Total assets	101,677	91,073

Borrowings through the issue of securities	96,869	84,124
Other liabilities	413	2,600
Accrued interest and other expenses	326	264
Accrued expenses and provisions	16	16
Subordinated debt	953	880
Preferred capital securities	586	697

Total liabilities	98,983	88,581

Share capital	1,594	1,594
Share premium reserve	162	162
Other equity	736	736
Net income for the period	202	0

Total shareholders’ equity	2,694	2,492

Total liabilities and shareholders’ equity	101,677	91,073

The accompanying notes are an integral part of these unaudited interim financial statements.

Eksportfinans ASA

NOTES TO INTERIM FINANCIAL STATEMENTS (unaudited)

1. General

These unaudited condensed consolidated interim financial statements of Eksportfinans ASA have been prepared on the basis of generally accepted accounting principals in Norway and in compliance with the applicable regulations of the Norwegian Banking, Insurance and Securities Commission (the “Regulations”).

On December 31, 2002 we reclassified commissions received on guarantees for the year ended 2002 from the income statement line item net interest income to commissions and income related to banking services. Prior to 2002 commissions received on guarantees were immaterial. Commissions and income related to banking services are a more appropriate classification. We have restated the relevant figures for the six months ended June 30, 2002 so that they will be comparable to the six months period ended June 30, 2003 and the year ended 2002.

On March 31, 2003 we reclassified capitalized costs capitalized in 2002 and 2001 in connection with a new computer system (software) from the balance sheet line item fixed assets to intangible assets. Intangible assets are a more appropriate classification. We have restated the relevant figures from prior to March 31, 2003 so that they will be comparable to the relevant figures following that date.

In the opinion of the management, the interim financial statements include all adjustments, which consist only of normal recurring adjustments necessary for a fair presentation of the consolidated results of operations, financial position and cash flows for each year presented. The interim consolidated results are not necessarily indicative of results for the full year. These interim financial statements should be read in conjunction with the Group’s audited consolidated financial statements as of, and for the year ended, December 31, 2002.

2. Capital adequacy

Capital adequacy is calculated in accordance with the applicable regulations from the Norwegian Banking, Insurance and Securities Commission. According to the regulations, the capital adequacy requirement is 8% of risk-weighted assets and off-balance sheet items.

Risk-weighted assets and off-balance sheet items

	Group

	Sept. 30, 2003
	(unaudited)		Dec. 31, 2002

(in NOK millions)	Book value	Risk- weighted value	Book value	Risk- weighted value

Total assets	83,835	16,577	78,415	14,985
Off-balance sheet items		1,976		1,895

Total risk-weighted value banking portfolio		18,553		16,880
Total risk-weighted value trading portfolio		2,393		1,867
Total currency risk		102		66

Total risk-weighted value		21,048		18,813

The Group’s risk capital

	Group

	Sept. 30, 2003
(in NOK millions and in per cent of total risk-weighted value)	(unaudited)		Dec. 31, 2002

Core capital (share capital, other equity and preferred capital securities)	3,057	14.5%	3,177	16.9%
Additional capital (subordinated debt)	1,080	5.2%	880	4.7%

Total risk capital	4,137	19.7%	4,057	21.6%

3. Loans and receivables due from credit institutions

	Group

	Sept.30, 2003	Dec. 31,
(in NOK millions)	(unaudited)	2002

Bank deposits	2,198	1,431
Reverse repos with credit institutions	974	1,036
Loans (also included in note 4)	981	1,068

Total	4,153	3,535

The Company is not permitted to sell or repledge collateral accepted on reverse repurchase transactions.

4. Loans

	Group

	Sept. 30, 2003
(in NOK millions)	(unaudited)	Dec. 31, 2002

Loans due from credit institutions	981	1,068
Loans due from customers	52,924	50,114

Total	53,905	51,182

Commercial loans	49,604	46,966
Government-supported loans	4,301	4,216

Total	53,905	51,182

Capital goods	6,281	6,220
Ships	8,215	9,401
Export-related and international activities(1)	6,040	7,430
Financing on behalf of the government(2)	18	42
Loans to Norwegian local government sector	33,351	28,089

Total	53,905	51,182

(1)	Export-related and international activities consists of loans to the following categories:

	Sept. 30, 2003
(in NOK millions)	(unaudited)	Dec. 31, 2002

Oil and gas	455	343
Pulp and paper	1,354	1,378
Engineering and construction	510	421
Aluminum, chemicals and minerals	371	382
Pharmaceuticals	101	127
Aviation and shipping	1,411	2,496
Other categories	1,839	2,283

Total	6,040	7,430

(2)	Norway, together with all the OECD countries and in cooperation with the World Bank and the International Monetary Fund, provides loans to certain Eastern European countries. Eksportfinans provides the Norwegian part of these loans.

5. Securities

	Group

	Sept. 30, 2003
(in NOK millions)	(unaudited)	Dec. 31, 2002

Trading portfolio	17,323	12,610
Securities available for sale	25,147	23,198
Securities held to maturity	849	841

Total	43,319	36,649

6. Other assets

	Group

	Sept. 30, 2003
(in NOK millions)	(unaudited)	Dec. 31, 2002

Exchange rate adjustments for derivatives	475	0
Interim account 108 Agreement	103	96
Other	95	82

Total	673	178

7. Borrowings through the issue of securities

	Group

	Sept. 30, 2003
(in NOK millions)	(unaudited)	Dec. 31, 2002

Short-term debt	25,316	28,479
Long-term debt	71,373	55,645

Total	96,689	84,124

8. Other liabilities

	Group

	Sept. 30,
	2003	Dec. 31,
(in NOK millions)	(unaudited)	2002

Exchange rate adjustments for derivatives	0	2,374
Other	413	226

Total	413	2,600

9. Shareholders’ equity

A summary of changes in shareholders’ equity for the years ended December 31, 2001 and 2002 and nine months ended September 30, 2002 and 2003, is as follows:

(in NOK millions except for	Number of	Share premium	Share	Other	Net income
number of shares)	shares	reserve	capital	equity	for the period	Total

Balance Dec 31, 2001	151,765	162	1,594	612	0	2,368

Balance at Jan 1, 2002	151,765	162	1,594	612	0	2,368
Allocations September 30, 2002 *		0	0	23	145	168

Balance at September 30, 2002 *	151,765	162	1,594	635	145	2,536

Balance at October 1, 2002 *	151,765	162	1,594	635	145	2,536
Restitution of allocations September 30, 2002 *				(23)	(145)	(168)
Allocations 2002		0	0	124	0	124

Balance Dec 31, 2002	151,765	162	1,594	736	0	2,492

Balance at Jan 1, 2002 *	151,765	162	1,594	736	0	2,492
Allocations September 30, 2003 *		0	0	32	170	202

Balance September 30, 2003 *	151,765	162	1,594	768	170	2,694

*	unaudited.

10. Segment Information

Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources.

The Company has two reportable operating segments, Eksportfinans and Kommunekreditt, which also are separate legal entities.

Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalisation of Norwegian industry, including the purchase of foreign assets and other export-related activities. Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans as well as government-supported financing.

Kommunekreditt makes loans to Norwegian municipalities, counties and to companies that are joint undertakings of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties and the Norwegian Government.

Intragroup accounts and transactions have been eliminated in the segment information.

	Group

	Sept. 30, 2003	Sept. 30, 2002
(in NOK millions)	(unaudited)	(unaudited)	Dec. 31, 2002

Net interest income
Eksportfinans	268	258	337
Kommunekreditt	67	52	70

Total Group	335	310	407

Net income after tax
Eksportfinans	169	144	176
Kommunekreditt	33	24	32

Total Group	202	168	208

Total assets
Eksportfinans	67,895	65,289	62,542
Kommunekreditt	33,782	25,242	28,531

Total Group	101,677	90,531	91,073

Total equity
Eksportfinans	2,223	2,085	2,054
Kommunekreditt	471	451	438

Total Group	2,694	2,536	2,492

We believe intra-group transactions are undertaken on arm’s-length commercial terms

Geographic segment information

The geographic distribution of our loan portfolio by borrower’s country is disclosed in Note 14 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2002.

Major customers

The Company has no revenues from transactions with a single external customer that amount to 10% or more of total revenues.

RATIOS AND KEY FIGURES

	Group

	For the nine months ended Sept. 30,

	2003	2002
(in NOK millions, except percentages)	(unaudited)	(unaudited)

OPERATING STATISTICS
1. Net interest income	335	310
2. Income before taxes	281	234
3. Return on equity	10.4%	9.1%
4. Return on assets	0.45%	0.46%
5. Net operating expenses/average assets	0.13%	0.12%

	Group

	Sept. 30,
	2003	Dec. 31,
	(unaudited)	2002

BALANCE SHEET STATISTICS
6. Total assets	101,677	91,073
7. Total loans outstanding	53,905	51,182
8. New loans disbursed	10,085	16,040
9. New long-term borrowing	25,193	18,340
10. Borrowers/Guarantors public sector share	75.0%	68.0%
11. Capital adequacy	19.7%	21.6%
12. Exchange rate NOK/USD	7.0237	6.9657

Definitions:

3.	Net income/average equity.

4.	Net interest income including provisions/ average assets.

5.	Net operating expenses (administrative and operating expenses + depreciation - other income)/average assets.

7.	Consists of “Loans and receivables due from customers” and part of “Loans and receivables due from credit institutions” in the balance sheet.